EXHIBIT 99.1

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                                                    ICICI Bank

                                             AUDITED FINANCIAL RESULTS
                                        FOR THE QUARTER ENDED JUNE 30, 2001
                                                                                                 (Rupees in crores)
------------------------------------------------------------------------------------------------------------------
                                                                            Quarter ended
Sr.                            Particulars                       ------------------------------------  Year ended
No.                                                                 June 30, 2001   June 30, 2000     Mar 31, 2001
------------------------------------------------------------------------------------------------------------------
  1.   Interest earned (a)+(b)+(c)+(d)                                     468.31         283.56        1,242.13
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       a)  Interest/discount on advances/bills                             189.66         118.50          570.91
       ---------------------------------------------------------------------------------------------------------
       b)  Income on investments                                           239.04         126.93          555.73
       ---------------------------------------------------------------------------------------------------------
       c)  Interest on balances with Reserve Bank of India
           and other interbank funds                                        32.91          37.19          108.67
       ---------------------------------------------------------------------------------------------------------
       d)  Others                                                            6.70           0.94            6.82
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  2.   Other Income                                                        127.18          31.23          220.01
       ---------------------------------------------------------------------------------------------------------
       A)  TOTAL INCOME (1) + (2)                                          595.49         314.79        1,462.14
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  3.   Interest Expended                                                   318.61         198.19          837.67
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  4.   Operating Expenses (e) + (f)                                        138.21          54.73          334.30
       ---------------------------------------------------------------------------------------------------------
       e)  Payments to and provisions for employees                         32.72          12.03           51.71
       ---------------------------------------------------------------------------------------------------------
       f)  Other operating expenses                                        105.49          42.70          282.59
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       B)  TOTAL EXPENDITURE (3) + (4)
           (excluding provisions and contingencies)                        456.82         252.92        1,171.97
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  5.   OPERATING PROFIT (A-B)
       (Profit before provisions and Contingencies)                        138.67          61.87          290.17
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  6.   Other provision and contingencies                                    45.66          14.07           63.65
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  7.   Provision for taxes                                                  27.76           7.66           65.42
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  8.   Net Profit (5-6-7)                                                   65.25          40.14          161.10
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  9.   Paid-up equity share capital                                        220.36         196.82          220.36
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 10.   Reserves excluding revaluation reserves (as per balance
       sheet of previous accounting year)                                1,092.26         992.82        1,092.26
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 11.   Analytical Ratios
       ---------------------------------------------------------------------------------------------------------
       (i)   Percentage of shares held by Government of India                  --             --              --
       ---------------------------------------------------------------------------------------------------------
       (ii)  Capital Adequacy Ratio                                         12.53%         19.24%          11.57%
       ---------------------------------------------------------------------------------------------------------
       (iii) Earnings per share (not annualised for quarters) (in Rs.)
             (basic and diluted)                                             2.96           2.04            8.13
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 12.   Aggregate of Non-Promoter Shareholding
       o   No. of shares                                             11,89,62,731    7,43,13,080    11,68,16,231
       ---------------------------------------------------------------------------------------------------------
       o   Percentage of shareholding                                       53.99          37.76           53.01
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Notes:
1.     The results for Q1 2002 include the results of erstwhile Bank of Madura on their merger with us effective
       March 10, 2001.  The results are not therefore comparable with earlier periods.

2.     Provision for taxes has been arrived at as per Accounting Standard 22.

3.     Net non-performing assets to advances (including credit substitutes) is 1.31% (Previous year 1.44%)


Financial results under US GAAP accounting                                                    (Rupees in crores)
----------------------------------------------------------------------------------------------------------------
                            Particulars                                  Quarter ended               Year ended
                                                                          (unaudited)                 (audited)
                                                                ------------------------------------------------
                                                                    June 30, 2001   June 30, 2000   Mar 31, 2001
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Net income under US GAAP                                                    56.20          44.60          130.84
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Reconciliation between US GAAP and Accounting Standards followed in India
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Profit under Indian GAAP                                                    65.25          40.14          161.10
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Deferred taxation                                                           (4.24)          1.06           44.21
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Loan impairment                                                             (2.20)         (3.96)         (39.53)
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Mark to Market impact on investments                                        (2.21)          3.89          (40.59)
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ADR Issue expenditure charged to P & L A/c                                   2.55           2.45           10.47
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Others                                                                      (2.95)          1.02           (4.82)
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Profit under US GAAP                                                        56.20          44.60          130.84
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The above financial results have been taken on record by the Board of Directors of the Bank at its meeting held on July 21, 2001.


                                                                                            H.N. Sinor
Place: Mumbai                                                                           Managing Director &
Date:  July 21, 2001                                                                 Chief Executive Officer
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                                                     ICICI BANK LIMITED

                 Registered Office: Landmark, Race Course Circle, Alkapuri, Vadodara - 390 007
                 Corporate Office:  ICICI Towers, 4th Floor, South Tower, Bandra-Kurla Complex, Bandra (East),
                                    Mumbai 400 051.
                 Web site:          http://www.icicibank.com   Electronic mail: info@icicibank.com

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